UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

45779L 107

(CUSIP Number)

Christopher Ricciardi

c/o Mead Park Holdings LP

70 East 55th Street, 21st Floor

New York, New York 10022

(212) 328-7911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Christopher Ricciardi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,968
	8	SHARED VOTING POWER 2,708,171(1)
	9	SOLE DISPOSITIVE POWER 59,968
	10	SHARED DISPOSITIVE POWER 2,708,171(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,768,139(1)
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.15%
14	TYPE OF REPORTING PERSON IN

[1]	Includes 268,445 units of membership interest in the Issuer’s direct subsidiary, IFMI, LLC, beneficially owned by Christopher Ricciardi which may be redeemed for, at the Issuer’s option, either cash or shares of the Issuer’s Class A common stock, par value $0.001 (the “Common Stock”). Includes 487,291 shares of the Issuer’s Common Stock and a convertible senior promissory note currently held through Mead Park Capital Partners LLC (“Mead Park LLC”). Includes 487,291 shares of the Issuer’s Common Stock, issuable upon conversion of such convertible senior promissory note. Does not include the additional 237,010 shares of the Issuer’s Common Stock into which such note may convert in the event that none of the interest thereunder is paid in cash.

1	NAME OF REPORTING PERSON Stephanie Ricciardi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,708,171(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,708,171(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,708,171(2)
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.78%
14	TYPE OF REPORTING PERSON IN

[2]	Includes 268,445 units of membership interest in the Issuer’s direct subsidiary, IFMI, LLC, beneficially owned by Stephanie Ricciardi which may be redeemed for, at the Issuer’s option, either cash or shares of the Issuer’s Common Stock. Includes 487,291 shares of the Issuer’s Common Stock and a convertible senior promissory note currently held through Mead Park LLC. Includes 487,291 shares of the Issuer’s Common Stock, issuable upon conversion of such convertible senior promissory note. Does not include the additional 237,010 shares of the Issuer’s Common Stock into which such note may convert in the event that none of the interest thereunder is paid in cash.

1	NAME OF REPORTING PERSON Mead Park Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 974,582(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 974,582(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 974,582(3)
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.14%
14	TYPE OF REPORTING PERSON OO

[3]	Includes 487,291 shares of the Issuer’s Common Stock, issuable upon conversion of a convertible senior promissory note. Does not include the additional 237,010 shares of the Issuer’s Common Stock into which such note may convert in the event that none of the interest thereunder is paid in cash.

This Amendment No. 7 to Schedule 13D is filed to amend Items 2, 4, 5, 6 and 7 to reflect changes to the Schedule 13D filed by Christopher Ricciardi and Stephanie Ricciardi with the Securities and Exchange Commission (the “SEC”) on July 2, 2009, as amended on December 21, 2009 by Amendment No. 1 to Schedule 13D; on December 24, 2009 by Amendment No. 2 to Schedule 13D; on April 25, 2011 by Amendment No. 3 to Schedule 13D; on July 17, 2011 by Amendment No. 4 to Schedule 13D; on May 15, 2013 by Amendment No. 5 to Schedule 13D; and on September 30, 2013 by Amendment No. 6 to Schedule 13D. This filing also serves as Amendment No. 1 to the Schedule 13D filed by Mead Park Capital Partners LLC (“Mead Park LLC”) with the SEC on October 4, 2013. Each of Christopher Ricciardi, Stephanie Ricciardi and Mead Park LLC are referred to herein as the “Reporting Persons” and this amendment is being filed on behalf of each such Reporting Person.

Item 2. Identify and Background

Item 2(b) of this Schedule 13D is hereby amended as follows:

(b) The address of the Reporting Persons is c/o Mead Park Holdings LP, 70 East 55th Street, 21st Floor, New York, New York 10022.

Item 4. Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

The information in Item 5 is incorporated by reference herein.

Reference is made to the Stock and Note Purchase Agreement, dated August 28, 2015 (the “2015 Purchase Agreement”), by and among Mead Park LLC, accounts controlled by family members of Daniel G. Cohen (together, the “Purchasers”), Institutional Financial Markets, Inc. (the “Issuer”), solely for purposes of Sections 6 and 7 thereof, and Mead Park Holdings LP (“Mead Park Holdings”), solely for purposes of Section 8 thereof, whereby Mead Park LLC agreed to sell to the Purchasers (i) an aggregate of 1,461,876 shares of the Issuer’s common stock, par value $0.001 (the “Common Stock”) (such shares of Common Stock, the “Transferred Shares”), (ii) a Convertible Senior Promissory Note issued by the Issuer to Mead Park LLC in an aggregate principal amount of $2,923,755 (“Note A”) and (iii) a Convertible Senior Promissory Note issued by the Issuer to Mead Park LLC in an aggregate principal amount of $1,461,873 (“Note B” and, together with Note A and the Transferred Shares, the “Securities”). The aggregate purchase price for the Transferred Shares was $1,944,295.08, representing a purchase price of $1.33 per Transferred Share, while the purchase price for Note A and Note B was $3,614,535.51 and $1,807,262.19, respectively. Note A and Note B are convertible into 974,585 shares of Common Stock and 487,291 shares of Common Stock, respectively, at $3.00 per share, subject to certain customary anti-dilution adjustments.

Following the closing (the “Closing”) of the transactions contemplated by the 2015 Purchase Agreement, Mead Park LLC continues to beneficially own (i) 487,291 shares of the Issuer’s Common Stock and (B) a Convertible Senior Promissory Note in the aggregate principal amount of $1,461,873, which is convertible into 487,291 shares of Common Stock at $3.00 per share, subject to certain customary anti-dilution adjustments.

The 2015 Purchase Agreement is incorporated herein as Exhibit 1, and the description of the 2015 Purchase Agreement contained herein is qualified in its entirety by reference to such Exhibit 1.

Upon the Closing, the proceeds of the transaction were used by Mead Park LLC to extinguish all of the limited liability company interests of Mead Park LLC held by Jack J. DiMaio, Jr. and Nasser A. Ahmad and Mr. DiMaio and Mr. Ahmad ceased being members of Mead Park LLC. At such time, Mr. DiMaio ceased being the Managing Member of Mead Park LLC and Mr. Ricciardi was appointed as the Managing Member.

Reference is made to the Securities Purchase Agreement, dated May 9, 2013 (the “2013 Purchase Agreement”), by and among the Issuer, Mead Park LLC and Mead Park Holdings. Following the Closing of the transaction, Mead Park LLC, Mead Park Holdings and their respective principals, members or affiliates continue to maintain a “Qualifying Ownership Interest” of at least 15% of the Issuer’s outstanding Common Stock, as defined in the 2013 Purchase Agreement, and, accordingly, Mead Park LLC maintains its right to designate two individuals of the Issuer’s Board of Directors (the “Board of Directors”) pursuant to the 2013 Purchase Agreement. Qualifying Ownership Interest under the 2013 Purchase Agreement is determined differently than beneficial ownership of securities for purposes of the rules of the SEC and includes shares held by Mead Park LLC and Mead Park Holdings and any of their respective principals, members and affiliates, as well as membership interests held by Mr. Ricciardi in IFMI LLC, a subsidiary of the Issuer, which may be redeemed for cash or shares of the Issuer, at the Issuer’s option. Although such shares are included for purposes of calculating ownership thresholds under the 2013 Purchase Agreement, Mead Park LLC has no voting and/or investment power with respect to the shares held by the principals, members or affiliates of Mead Park Holdings and Mead Park LLC. Such principals, members and affiliates may transfer their shares or acquire additional shares at any time. In addition, (i) any shares owned by persons who become principals, members or affiliates of Mead Park LLC or Mead Park Holdings will count toward such ownership thresholds and (ii) any person ceasing to be a principal, member or affiliate of Mead Park LLC or Mead Park Holdings will decrease Mead Park LLC’s ownership as calculated under the 2013 Purchase Agreement.

The Reporting Persons are currently, and may in the future continue to, review their investment in the Issuer and consider various options with respect to such investment. As part of the current review, the Reporting Persons may consider options such as, but not limited to, acquiring additional shares of the Issuer’s Common Stock, obtaining voting proxies from or enter into voting agreements with other stockholders of the Issuer, seeking to have Mr. Ricciardi take a more active role with respect to the management and operations of the Issuer, admitting additional members to Mead Park LLC and/or changing Mead Park LLC’s designees as members of the Issuer’s Board of Directors. The Reporting Persons may also consider disposing of some or all of the shares of the Issuer beneficially owned by them.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirely as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on (a) 15,382,811 shares of the Issuer’s Common Stock outstanding as of July 31, 2015, as provided in the Issuer’s Quarterly Report on Form 10-Q for the reporting period ended June 30, 2015 and filed with the SEC on August 4, 2015; plus (b) 487,291 shares of Common Stock, issuable upon conversion of a Convertible Senior Promissory Note in the aggregate principal amount of $1,461,873, convertible at $3.00 per share, subject to certain customary anti-dilution adjustments; plus, in the cases of Christopher Ricciardi and Stephanie Ricciardi, (c) 268,445 IFMI Units which may be redeemed for, at the Issuer’s option, either cash or shares of Common Stock. The percentages used in the table below and elsewhere herein do not include 4,983,557 shares of Series E Non-Convertible Preferred Stock of the Issuer which is currently outstanding and which votes together with the Common Stock on all matters submitted to a vote of stockholders of the Issuer.

Reporting Person	Number of Shares of Common Stock with Sole Voting Power	Number of Shares of Common Stock with Sole Dispositive Power	Number of Shares of Common Stock with Shared Voting and Dispositive Power	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
Christopher Ricciardi	59,968	59,968	2,708,171	2,768,139	17.15%
Stephanie Ricciardi	—	—	2,708,171	2,708,171	16.78%
Mead Park LLC	0	0	974,582	974,582	6.14%

Mr. Ricciardi and Mrs. Ricciardi may each be deemed a beneficial owner of 1,351,721 shares of Common Stock held in a joint account, 48,448 shares of Common Stock held by Mrs. Ricciardi and 64,975 shares of Common Stock held by The Ricciardi Family Foundation as a result of their positions on the board of directors of the foundation. Mr. Ricciardi has sole voting and dispositive power of 59,968 shares of Common Stock (30,303 of which are restricted shares granted to Mr. Ricciardi by the Issuer and which restrictions expire on February 4, 2016).

Mr. Ricciardi and Mrs. Ricciardi also may each be deemed a beneficial owner of 268,445 shares of the Issuer’s Common Stock that may be issued upon the redemption of the same number of IFMI Units beneficially owned by Mr. Ricciardi and Mrs. Ricciardi. Each IFMI Unit is redeemable at the holder’s option, at any time, for (a) cash in an amount equal to the average of the per share closing prices of the Issuer’s Common Stock for the ten consecutive trading days immediately preceding the date the Issuer receives the holder’s notice of redemption, or (b) at the Issuer’s option, one share of the Issuer’s Common Stock, subject to appropriate adjustment upon the occurrence of an issuance of additional shares of the Issuer’s Common Stock as a dividend or other distribution on the Issuer’s outstanding Common Stock, or a further subdivision or combination of the outstanding shares of the Issuer’s Common Stock.

Mr. Ricciardi and Mrs. Ricciardi also may each be deemed a beneficial owner of 487,291 shares of the Issuer’s Common Stock that may be issued upon the exchange of membership units of Mead Park LLC. Membership units of Mead Park LLC may, at any time at the option of Mr. Ricciardi and Mrs. Ricciardi, be exchanged for (a) 487,291 shares of the Issuer’s Common Stock and (b) a convertible senior promissory note with a face value of $1,461,873.

If Mr. Ricciardi and Mrs. Ricciardi exchange their membership units of Mead Park LLC and receive the convertible senior promissory note, at any time prior to September 25, 2018 (the maturity date), Mr. Ricciardi and Mrs. Ricciardi may, at their option, convert all or any part of the outstanding principal amount of such note into shares of the Issuer’s Common Stock at a $3.00 per share conversion price, subject to certain customary anti-dilution adjustments. In addition, under certain situations, the Issuer can elect to pay interest on the note by increasing the principal amount of the note. If the Issuer elects this option, the number of shares that the note converts into will increase. The maximum number of shares of the Issuer’s Common Stock (subject to customary anti-dilution adjustments) that the note can convert into is 724,301 shares (assuming no interest is paid in cash). The additional 237,010 shares of Common Stock into which the note can convert are not included in this Schedule 13D as shares of Common Stock that the Reporting Persons may be deemed to beneficially own.

(c)	Except as set forth in Item 4 above, there have been no transactions by the Reporting Persons in shares of Common Stock during the last 60 days.

(d)	Each Reporting Person has the right to receive dividends from the shares of Common Stock beneficially owned by such Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented by the information set forth in Items 4 and 5 above, which information is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby supplemented as follows:

Exhibit Number	Description

1	Note and Stock Purchase Agreement, dated as of August 28, 2015, by and among Mead Park Capital Partners LLC, The Betsy Zubrow Cohen IRA, The Edward E. Cohen IRA, for purposes of Sections 6 and 7 thereof only, Institutional Financial Markets, Inc. and, for purposes of Section 8 thereof only, Mead Park Holdings LP

2	Joint Filing Agreement as of September 1, 2015 by and among Christopher Ricciardi, Stephanie Ricciardi and Mead Park Capital Partners LLC

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2015

/s/ Christopher Ricciardi
Christopher Ricciardi

/s/ Stephanie Ricciardi
Stephanie Ricciardi

Mead Park Capital Partners LLC

By:	/s/ Christopher Ricciardi
Name:	Christopher Ricciardi
Title:	Managing Member